

Mail Stop 3561

June 29, 2017

Via E-mail

Glenn L. Kellow
President and Chief Executive Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101-1826

>   **Re: Peabody Energy Corporation**
>   **Amended Registration Statement on Form S-1**
>   **Response dated June 20, 2017**
>   **File No. 333-217242**

Dear Mr. Kellow:

  We have reviewed your supplemental response have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2017 letter.

Form S-1

Exhibit 23.1

1. Please file an updated consent from your independent registered public accounting firm.

Form 10-K filed March 22, 2017

2.   We note your response to comment 2 stating all your coal reserves are economically recoverable and your proposed disclosure of the evaluation process used estimate prices and costs for your mining operations. Please supplementally provide us the information and analysis you used to evaluate and conclude your Australian metallurgical mining operations contain economically recoverable reserves.

        You may contact Joanna Lam, Staff Accountant, at 202 551-3476 or Angela Lumley, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Staff Engineer, at (202) 551-3718 for engineering related questions. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

                                                Sincerely,

                                                /s/ David Link for

                                                John Reynolds
                                                Assistant Director
                                                Office of Beverages,
                                                Apparel and Mining

cc: Edward B. Winslow, Esq.
        Jones Day